SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                  to

Commission file number 333-98547

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Entrust, Inc. 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Entrust, Inc.

One Hanover Park, Suite 800

16633 Dallas Parkway

Addison, Texas 75001

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Entrust, Inc. 401(k) Plan

As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

Entrust, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

Report of Independent Auditors

The Benefits Administrative Committee

Entrust, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Entrust, Inc. 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

Ernst & Young LLP

Dallas, Texas

May 30, 2003

INDEPENDENT AUDITORS’ REPORT

To the Trustee and Participants of

Entrust, Inc., 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Entrust, Inc. 401(k) Plan (the “Plan”) as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

September 27, 2002

Dallas, Texas

Entrust, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments	$7,899,251	$7,157,919

Receivables:
Employee contributions	–	30,571
Employer contributions	–	12,600

	–	43,171

Net assets available for benefits	$7,899,251	$7,201,090

See accompanying notes.

Entrust, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Net Additions
Investment income (loss):
Net depreciation in fair value of investments	$(1,133,144)
Interest and dividends	58,920

(1,074,224)
Contributions:
Employee	1,755,025
Employer	588,350
Rollover	88,221

2,431,596

Total net additions	1,357,372

Deductions
Benefit payments	651,665
Administrative expenses	7,546

659,211

Net increase	698,161

Net assets available for benefits, at beginning of year	7,201,090

Net assets available for benefits, at end of year	$7,899,251

See accompanying notes.

Entrust, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Entrust, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan, a defined contribution plan, was established for all eligible employees of Entrust, Inc. and its subsidiaries (collectively, the Company or the Employer). All employees are eligible to become participants at any time unless they are residents of Puerto Rico, members of a unit of employees covered by a collective bargaining agreement, leased employees or nonresident aliens with no U.S. source income from the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees are allowed to participate in the Plan on the first day of the month immediately following the date on which the Plan’s eligibility requirements are met.

Contributions

Participants may elect to contribute up to 25% of their annual pretax compensation not in excess of $200,000, as provided by the Plan and subject to additional limits imposed by the Internal Revenue Code of 1986, as amended (the Code), and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant’s compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan’s investment funds. Effective January 1, 2002, the Plan was amended to allow catch-up contributions for participants age 50 or older, as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001. Catch-up contributions are not eligible for Employer matching contributions.

Effective January 18, 2002, the Employer makes a matching contribution of 50% of each participant’s contributions, to the extent that the participant’s contributions do not exceed 6% of the participant’s annual compensation not in excess of $200,000. In addition, the Company may also contribute additional amounts at the discretion of the Company’s Board of Directors. For the year ended December 31, 2002, the Company did not make additional contributions. Although participants may roll over or transfer amounts to the Plan from other qualified plans, these amounts are not eligible for Employer matching contributions.

Entrust, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers and Employer contributions, and an allocation of each investment fund’s investment income (loss) and administrative expenses. At all times, participants are fully vested in the participant portion of their accounts, which consists of the employee contributions and the investment income (loss) related to such contributions. Effective January 18, 2002, participants are fully vested in Employer contributions after completing one year of service with the Company. Prior to January 18, 2002, 100% vesting in Employer contributions was obtained after three years of service with the Company.

Distributions

In accordance with the Plan document and as allowed under the Code, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations. Distributions are made in lump-sum payments, a direct rollover distribution or a combination thereof. Benefits paid are recorded upon distribution.

Forfeitures

The amounts forfeited by participants who terminate their employment with the Company prior to becoming fully vested are used to reduce future Employer contributions.

Loans

Participants are able to borrow against their accounts. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant’s vested account, or $50,000 reduced by the excess of the highest outstanding loan balance in the participant’s account during the previous 12-month period over the outstanding balance of all loans in the participant’s account on the date on which a loan is made. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. The term of the loan may not exceed five years, unless the loan is for the purchase of a primary residence, in which case the term of the loan may not exceed 10 years. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant’s current investment selection.

Entrust, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Expenses

The Employer has elected to pay substantially all expenses in 2002 on behalf of the Plan.

Administration

The Plan is administered by the Benefits Administrative Committee, which consists of members appointed by the Employer.

Plan Termination

While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. If the Plan is terminated, all amounts credited to the participant’s account will become 100% vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

Investment Valuation and Income Recognition

Investments are stated at fair value, determined based on closing market prices at the Plan’s year-end. The Company’s common stock is valued at the quoted market price. Shares of registered investment companies are valued based on published market prices, which represent the net asset value of the shares held by the Plan.

Entrust, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Investments

As a result of a change in custodians, the Company’s Board of Directors resolved to change the Plan trustee from officers of the Company to Fidelity Management Trust Company. The Plan was additionally amended and restated effective January 18, 2002, through the adoption agreement of the Advisor Retirement Connection 401(k) Premium Service Program Basic Plan provided by Fidelity Management Trust Company (Fidelity). As a result of this adoption, the investment options available under the Plan changed. Participant funds were mapped from pooled separate accounts offered by the former custodian to similar registered investment companies offered by Fidelity, and the Plan was amended to offer the Company’s common stock as an investment option.

During 2002, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for registered investment companies as follows:

Net Depreciation in Fair Value of Investments
Registered investment companies	$(1,064,401)
Entrust Inc. common stock	(11,829)
Pooled separate accounts	(56,914)

$(1,133,144)

Entrust, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

December 31, 2002
Fidelity Prime Fund	$2,112,482
Fidelity Advisor Equity Income Class T	548,989
Fidelity Advisor Small Cap Class T	518,884
Fidelity Advisor Mid Cap Class T	1,056,030
Fidelity Advisor Dividend Growth Class T	1,359,774
Janus Advisor Worldwide I	449,696
Dreyfus S&P 500 Index	546,820

December 31, 2001
Maxim Aggressive Profile II	$486,709
Janus Worldwide	544,010
Dreyfus Premier Technology Growth	450,089
Dreyfus Emerging Leaders	445,608
Janus Twenty	668,804
Maxim Money Market	2,136,345

5. Income Tax Status

The Employer has not received a determination letter of their adoption of the Advisor Retirement Connection 401(k) Premium Service Program Basic Plan, a nonstandarized prototype plan. In accordance with Revenue Procedure 2002-6, the Employer has chosen to rely on the current opinion letter that has been issued to the prototype plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Employer believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Entrust, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6. Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2002
Net assets available for benefits per the financial statements	$7,899,251
Less: Benefits payable	(13,406)

Net assets available for benefits per the Form 5500	$7,885,845

The following is a reconciliation of benefits payments per the financial statements to the Form 5500:

Year ended December 31, 2002
Benefit payments per the financial statements	$651,665
Add: Benefits payable at end of year	13,406

Net assets available for benefits per the Form 5500	$665,071

Benefits payable are recorded in the Form 5500 for payments to participants who requested payment prior to December 31, 2002, but had not been paid as of that date.

7. Subsequent Events

Effective May 31, 2003, by action of the Investment Committee, the Entrust Stock Fund was eliminated as an investment option. Funds remaining in the Entrust Stock Fund on that date were liquidated and invested in the Fidelity Advisor Small Cap Class T Fund.

As approved by the Investment Committee on January 6, 2003, the Nations Marsico Focused Equities Fund, Share Class A was added as an investment fund option effective June 2, 2003.

Supplemental Schedule

Entrust, Inc. 401(k) Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 62-1670648

Plan #: 001

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturing Value	(d) Cost	(e) Current Value
Participant-Directed:
*	Fidelity Investments	Fidelity Prime Fund	**	$2,112,482
*	Fidelity Investments	Fidelity Advisor Government Investment Class T	**	141,020
*	Fidelity Investments	Fidelity Advisor Value Strategies Fund Class T	**	162,814
*	Fidelity Investments	Fidelity Advisor Overseas Class T	**	103,517
*	Fidelity Investments	Fidelity Advisor Equity Income Class T	**	548,989
*	Fidelity Investments	Fidelity Advisor Intermediate Bond Class T	**	293,639
*	Fidelity Investments	Fidelity Advisor Small Cap Class T	**	518,884
*	Fidelity Investments	Fidelity Advisor Fifty Fund Class T	**	156,134
*	Fidelity Investments	Fidelity Advisor Mid Cap Class T	**	1,056,030
*	Fidelity Investments	Fidelity Dividend Growth Class T	**	1,359,774
*	Fidelity Investments	Janus Advisor Worldwide I	**	449,696
*	Fidelity Investments	Dreyfus S&P 500 Index	**	546,820
*	Fidelity Investments	AIM Basic Value A	**	249,839
*	Fidelity Investments	Entrust, Inc. Stock Fund	**	104,005
*	Participant Loans	Interest rates range from 8.80% to 10.94%	–	95,608

				$7,899,251

*	Indicates party-in-interest to the Plan.

**	Investments are participant-directed, thus cost information is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTRUST, INC. 401(k) PLAN, AS AMENDED

Date: June 26, 2003	By: Entrust, Inc., Administrator

	By:	/s/ James D. Kendry
James D. Kendry Vice President & Chief Governance Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of Deloitte & Touche LLP

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CEO)

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CFO)